FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME

(Translation of registrant’s name into English)
84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

QUILMES INDUSTRIAL (QUINSA), S.A.

Item

1.	Press Release entitled “QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES SHARE CONVERSIONS”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: August 6, 2003	By:	/s/ Agustin Garcia Mansilla

Name: Agustin Garcia Mansilla Title: Chief Executive Officer

Quilmes Industrial S.A.

84 Grand-Rue    •    Luxembourg
Tel: +352.473.884    •    Fax: +352.226.056

CONTACT:

Francis Cressall Quilmes Industrial (Quinsa) S.A. +5411-4321-2744	Van Negris / Lexi Terrero Van Negris & Company, Inc. 212-396-0606

FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES SHARE CONVERSIONS

LUXEMBOURG – August 6, 2003 – Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (“Quinsa” or the “Company”) today announced that as provided for by article 5 “Share Capital” of the articles of incorporation, Class A Shareholders have converted in aggregate 10,515,340 Class A shares into 1,051,534 new Class B shares and partly opted for the issuance of new ADRs.

As a result of this restructuring, the total number of shares has been reduced from 717,395,959 to 707,932,153 represented by 637,103,500 Class A Shares and 70,828,653 Class B shares.

A legal notice has been filed with the Chief Registrar of the Luxembourg Register of Commerce.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company which controls 85 percent of Quilmes International (Bermuda) (“QIB”).

The remaining 15 percent share had been owned, by Heineken International Beheer B.V. (“Heineken”) until it sold its participation in QIB in January 2003. Their former stake is now held by Beverage Associates (BAC) Corp. (“BAC”) and by Companhia de Bebidas das Americas — AmBev (“AmBev”). BAC and AmBev hold 6.4% and 8.6% of QIB’s shares, respectively.

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements AmBev may import and sell the Quinsa brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

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